SECI 18000769

Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-43828

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/17 (MM/DD/YY) AND ENDING 01/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EarlyBirdCapital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Hungtinton Quadrangle, Suite 4C18
(No. and Street)

Melville	NY	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eileen Moore (631) 770-0608
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP
(Name – *if individual, state last, first, middle name*)

805 Third Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 31 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eileen Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EarlyBirdCapital, Inc., as of January 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

COLEEN MCGLYNN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MC6210748
Qualified in Queens County
My Commission Expires ~~August 31, 2017~~ 10/5/2021

Eileen Moore
Signature

Chief Financial Officer
Title

Coleen McGlynn
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)
Financial Statements and Schedules
January 31, 2018
(With Independent Auditor's Report Thereon
and Supplemental Report on Internal Control)

Table of Contents

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder of
EarlyBirdCapital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of EarlyBirdCapital, Inc. (the "Company"), as of January 31, 2018, and the related statements of operations, changes in liabilities and subordinated claims of general creditors, changes in stockholder's equity and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2018 and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supporting Schedules

The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

We have served as the Company's auditor since 2013.

New York, NY
March 27, 2018

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)
Statement of Financial Condition
January 31, 2018

Assets		
Cash and cash equivalents	$	19,790,109
Certificates of deposit		805,100
Restricted cash - clearing account		501,640
Clearing firm receivable		2,317,746
Investments		6,459,451
Property and equipment, net		47,881
Other assets		162,886
Total assets	$	30,084,813
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	2,321,369
Commissions payable		231,156
Deferred expenses		12,500
Deferred rent		100,326
Subordinated loans - related parties		2,900,000
Total liabilities		5,565,351
Stockholder's equity:		
Common stock, no par value, 1,500 shares authorized 500 shares issued and outstanding		18,849,691
Retained earnings		5,669,771
Total stockholder's equity		24,519,462
Total liabilities and stockholder's equity	$	30,084,813

See accompanying notes to financial statements

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)
Statement of Operations
Year ended January 31, 2018

Revenue:		
Commissions	$	176,811
Investment banking and underwriting		19,425,495
Syndicate commissions		12,529,246
Net realized loss on the sale of marketable securities		(1,694,079)
Net unrealized loss on marketable securities		(2,209,577)
Interest and dividends		226,085
Total revenue		28,453,981
Expenses:		
Compensation - salaries and benefits		2,517,902
Compensation - bonuses		10,247,287
Compensation - commissions		4,377,366
Syndicate and underwriting expense		2,690,172
Clearing and floor brokerage		194,192
Occupancy and equipment		503,286
Communications		183,152
Professional fees		971,190
Depreciation		71,772
Interest		1,284,325
Other general and administrative		1,379,756
Total expenses		24,420,400
Net income before income taxes		4,033,581
Income tax expense		(1,783,000)
Net income	$	2,250,581

See accompanying notes to financial statements

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)
Statement of Changes in Stockholder's Equity
Year ended January 31, 2018

	Common Stock (no par value)	Retained Earnings	Stockholder's Equity
Balance at February 1, 2017	$ 14,009,379	$ 3,419,190	$ 17,428,569
Contributions from parent	4,840,312	–	4,840,312
Net income	–	2,250,581	2,250,581
Balance at January 31, 2018	$ 18,849,691	$ 5,669,771	$ 24,519,462

See accompanying notes to financial statements

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)
Statement of Changes in Liabilities Subordinated to Claims of Creditors
Year ended January 31, 2018

		Total Subordinated Loans
Balance at February 1, 2017	$	2,900,000
Proceeds		90,300,000
Repayments		(90,300,000)
Balance at January 31, 2018	$	2,900,000

See accompanying notes to financial statements

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)
Statement of Cash Flows
Year ended January 31, 2018

Cash flows from operating activities:		
Net income	$	2,250,581
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		71,772
Income tax expense - capital contribution		1,783,000
(Increase) decrease in operating assets:		
Clearing firm receivable		(2,317,746)
Due to/from related party		(85,000)
Marketable securities		784,098
Promissory note receivable		1,275,000
Other assets		39,781
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		1,360,471
Commissions payable		212,156
Deferred expenses		(62,500)
Deferred rent		(18,167)
Net cash provided by operating activities		5,293,446
Cash flows from investing activities:		
Purchase of property and equipment		(3,421)
Certificates of deposit		(2,566)
Restricted cash - clearing account		(440)
Net cash used in investing activities		(6,427)
Cash flows from financing activities:		
Proceeds from subordinated loans		90,300,000
Repayments of subordinated loans		(90,300,000)
Net cash used in financing activities		–
Net increase in cash and cash equivalents		5,287,019
Cash and cash equivalents at beginning of year		14,503,090
Cash and cash equivalents at end of year	$	19,790,109
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$	1,217,625
Income taxes	$	–
Supplemental schedule of non-cash financing activities:		
Contributions from parent	$	3,142,312

See accompanying notes to financial statements

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)
Notes to Financial Statements
Year Ended January 31, 2018

1. Organization

EarlyBirdCapital, Inc. (the "Company"), is a wholly owned subsidiary of EBC Holdings, Inc. (the "Parent") which, in turn is a 80.4% owned subsidiary of Firebrand Financial Group, Inc. ("FFGI"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary activities include the origination, underwriting and distribution of equity securities for early stage, emerging growth companies to investors in public and private offerings, as well as the generation of commission income from the securities brokerage business.

All customer accounts are cleared through and carried with Wedbush Securities, Inc., on a fully disclosed basis.

2. Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

The Company maintains a cash account required by the brokerage clearing company utilized by the Company. This amount is classified as restricted cash – clearing account, on the accompanying financial statements.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market or fair value, or at amounts which approximate current fair value due to their short-term nature.

Effective June 1, 2008, the Company adopted the guidance for assets and liabilities measured at fair value on a recurring basis. The guidance establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, the guidance requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

The fair values of financial assets of the Company were determined using the following categories at January 31, 2018:

	Quoted prices in active markets (Level 1)	Observable market based inputs (Level 2)	Value at January 31, 2018
Corporate stocks	$ 1,940,517	$ 3,788,749	$ 5,729,266
Warrants and UPOs	–	730,185	730,185
Total Investments	1,940,517	4,518,934	6,459,451
Cash equivalents	13,189,166	–	13,189,166
Total	$ **15,129,683**	$ **4,518,934**	$ **19,648,617**

Cash and cash equivalents of approximately $19,790,109 include money market securities of $13,189,166 that are considered to be highly liquid and easily tradable as of January 31, 2018. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within our fair value hierarchy.

Level 2 investments represent restricted marketable securities which are valued based upon quoted market prices of identical unrestricted securities. The Company values such securities at a) cost, which is adjusted if the market value of the identical security declines; b) market value of the identical security, discounted to account for the restriction, or; c) undiscounted market value of the identical security.

(d) Revenue and Expense Recognition

The Company earns revenue (commissions) from brokerage activities, which are recognized on the day of trade – trade date basis. Investment banking income includes fees earned for financial advisory, underwriting and placement services. Financial advisory fees are earned throughout the term of the financial advisory agreement.

Fees for underwriting and placement services are recognized when the deal is completed and the income is reasonably determinable. M&A fees are recognized upon the consummation of a business combination. Selling concessions from initial public offerings are included in syndicate commissions.

The Company may receive equity instruments which include stock purchase warrants and common and preferred stock from companies as part of its compensation for investment-banking services that are classified as investments on the balance sheet, if still held at the financial reporting date. These instruments are stated at fair value in accordance with the guidance for "certain investments in debt and equity securities" and the guidance for "Accounting by a grantee for an equity instrument to be received in conjunction with providing goods or services." Primarily all of the equity instruments are received from small public companies. The stock and the stock purchase warrants received are typically restricted as to resale, though the Company generally receives a registration right within one year. Company policy is to resell these securities in anticipation of short – term market movements. The Company recognizes revenue for such stock purchase warrants when received based on the Black Scholes valuation model. On a monthly basis the Company recognizes unrealized gains or losses in the statement of operations based on the changes in value in the stock purchase warrants as determined by the Black Scholes valuation model. Realized gains or losses are recognized in the statement of operations when the related stock purchase warrant is exercised and sold.

(e) Investments

The Company classifies its existing marketable equity securities as Trading Securities in accordance with the guidance for "Accounting for Certain Investments in Debt and Equity Securities." These securities are carried at fair market value. Realized gains or losses are recognized in the statement of operations when securities are sold. Gains or losses on securities sold are based on the specific identification method. Unrealized gains or losses are recognized in the statement of operations on a monthly basis based on changes in the fair value of the security as quoted on national or inter-dealer stock exchanges.

(f) Depreciation and Amortization

Office furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Office furniture and equipment are depreciated using either an accelerated or straight- line method, where applicable, over their estimated useful lives. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life per management.

(g) Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) Certificates of Deposit

Certificates of deposit of $805,100 as of January 31, 2018 mature on various dates through April 2018.

(i) Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue From Contracts With Customers (Topic 606),* which creates a single, principle-based model for revenue recognition and expands and improves disclosures about revenue. The new guidance is effective for the Company beginning October 1, 2018, and must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. The Company is currently evaluating the potential impact of this standard on its financial statements which, (1) for investment banking advisory arrangements may change the timing of revenue recognition depending on the number and nature of the performance obligations identified, (2) for underwriting expenses and costs of advisory services and related reimbursement revenue may need to be recognized on a gross basis, and (3) for costs to obtain and fulfill a contract may need to be capitalized, amortized and reviewed regularly for impairment. The Company does not anticipate that the adoption of ASU 2014-09 will have a material impact on its financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842),* which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for the Company beginning October 1, 2019 and interim periods within those fiscal years. Early application is permitted for all entities. The Company is currently assessing the impact that the adoption of ASU 2016-02 will have on its financial statements.

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows (Topic 230) - Classification of Certain Cash Receipts and Cash Payments.* ASU 2016-15 reduces the diversity of how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230, Statement of Cash Flows, and other Topics. The standard is effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within those annual periods. Early adoption is permitted. The Company does not anticipate that the adoption of ASU 2016-15 will have a material impact on its financial statements.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230) - Restricted Cash.* ASU 2016-18 reduces the diversity in the presentation of restricted cash and restricted cash equivalents in the statement. The statement requires that restricted cash and restricted cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows. The standard is effective for the Company beginning October 1, 2018 for both interim and annual periods. Early adoption is permitted. The ASU should be applied retrospectively to all periods presented. The Company expects that it will present restricted cash as a component of total cash and cash equivalents on the statement of cash flow upon adoption.

3. Investments

Investments, as shown in the accompanying statement of financial condition, consist primarily of marketable trading securities, restricted stocks, warrants and unit purchase options. Their cost and estimated fair market value at January 31, 2018 are as follows:

	Cost	Unrealized Loss	Value
Investments	$ 11,320,037	$ (4,860,586)	$ 6,459,451

4. Property and Equipment

Property and equipment consists of the following at January 31, 2018:

	Life	
Furniture	5 years	$ 3,121
Equipment	5 years	84,303
Leasehold improvements	5 years	77,854
		165,278
Accumulated depreciation		(117,397)
Property and equipment, net		$ 47,881

Depreciation and amortization expense for the year ended January 31, 2018 was $71,772.

5. Stockholder's Equity

As of January 31, 2017, the due to related party balance of $3,142,312 was owed to the Parent pertaining to previous years' tax expense attributable to the Company.

During the year ended January 31, 2018, the due to related party balance of $3,142,312, and the current year income tax expense of $1,783,000, less advances made by the Company of $85,000, was deemed a capital contribution by EBC Holdings, Inc.

6. Income Taxes

The Company is included in the consolidated income tax returns of FFGI. The years open for IRS examination for FFGI are years 2015 – 2017.

Taxes are reported as if the Company files on a stand-alone basis.

The components of the provision for taxes at January 31, 2018, are as follows:

Current	$ 2,737,000
Deferred	(954,000)
Net	$ 1,783,000

The reconciliation between the expected income tax expense computed using the statutory federal rate of 35%, and the actual income tax expense is as follows:

Federal tax expense	$	1,230,000
State and local tax expense		519,000
Permanent differences		34,000
Tax expense per financial statements	$	1,783,000

The deferred tax liability will be utilized at the FFGI level.

7. Commitments and Contingencies

(a) In the normal course of business, the Company enters into underwriting agreements, letters of intent to underwrite and other investment banking commitments. The Company does not anticipate any material adverse effect on its financial position resulting from these commitments.

(b) The Company leases office space in two locations in New York. Rent expense totaled $399,131 for the year ended January 31, 2018.

Year ended January 31,		
2019	$	362,133
2020	$	340,500
2021	$	340,500
2022	$	340,500
2023	$	340,500

8. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company's transactions are cleared by other securities broker-dealers under clearing agreements. Although the Company clears its transactions through other securities broker-dealers, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer or other party fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. However, the Company does not require collateral from its customers or the clearing broker-dealer and potential losses could be material to the Company. At January 31, 2017, there were no amounts to be indemnified to the clearing brokers.

Financial instruments that subject the Company to concentrations of credit risk consist primarily of receivables. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. It is the Company's policy to review,

as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable.

9. Related Party Transactions

In connection with its initial public offering deals, the Company accepted temporary subordinated loans from certain officers for gross proceeds of $13,100,000. At January 31, 2018, the Company has fully repaid the subordinated loans. The loans were disclosed to and approved by FINRA.

In connection with its initial public offering deals, the Company accepted permanent subordinated loans from certain officers for gross proceeds of $2,900,000. At January 31, 2018, the amounts were still outstanding. The loans accrue interest of 9% per annum. The loans were disclosed to and approved by FINRA.

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2018, the Company had net capital of $22,184,761 which was $22,007,071 in excess of its required net capital of $177,690. The Company's ratio of aggregate indebtedness to net capital was .12 to 1.

11. Subsequent Events

The Company has evaluated all other subsequent events from the balance sheet date through March 27, 2018, the date the financial statements were available to be issued. There have been no material subsequent events which require recognition or disclosure.

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)
Notes to Financial Statements
Year Ended January 31, 2018

Supplemental Information

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)
Notes to Financial Statements
Year Ended January 31, 2018

Schedule 1

Computation of Net Capital
Under Rule 15c3-l of the
Securities and Exchange Commission

January 31, 2018

Total stockholder's equity qualified for net capital	$ 24,519,462
Add back:	
Liabilities subordinated to claims of general creditors	2,900,000
Deductions and/or charges:	
Property and equipment, net of accumulated depreciation	47,881
Securities – not readily marketable	4,518,934
Other assets	208,944
Other deductions and/or charges:	
Receivables from non-customers	48,942
Haircuts on securities	410,000
Net capital	$ 22,184,761
Computation of Basic Net Capital Requirement:	
Minimum net capital required, 6 2/3% of total aggregate indebtedness	$ 177,690
Minimum dollar net capital requirement of broker and dealer	$ 100,000
Net capital requirement (greater of above)	$ 177,690
Excess net capital	$ 22,007,071
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ 2,665,351
Ratio of aggregate indebtedness to net capital	.12

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the amended FOCUS Form X-17a-5 Part IIA, as filed by the Company on March 22, 2018.

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)
Notes to Financial Statements
Year Ended January 31, 2018

Schedule II

Statement of Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

EarlyBirdCapital Inc. is claiming exemption due to the fact that all customer transactions are cleared through Wedbush Securities, Inc. on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

During the period ended January 31, 2018, EarlyBirdCapital, Inc. met without exception the aforementioned exemption provisions of Rule 15c3-3.

I, Eileen Moore, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Eileen Moore

Title: Chief Financial Officer

Date: 3/27/2018

RBSM LLP
Accountants & Advisors

805 Third Avenue
New York, NY 10022
212.838-5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder of
EarlyBirdCapital, Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption from Rule 15c3-3 (Schedule II), in which (1) EarlyBirdCapital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which EarlyBirdCapital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (paragraph (k) (2) (ii), the "exemption provisions") and (2) EarlyBirdCapital, Inc. stated that EarlyBirdCapital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. EarlyBirdCapital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about EarlyBirdCapital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, NY
March 27, 2018

RBSM LLP
Accountants & Advisors

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New York, NY 10022
212.838-5100
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INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Board of Directors and Stockholder
EarlyBirdCapital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended January 31, 2018, which were agreed to by EarlyBirdCapital, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating EarlyBirdCapital, Inc's compliance with the applicable instructions of Form SIPC-7. EarlyBirdCapital, Inc's management is responsible for EarlyBirdCapital, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended January 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the period ended January 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

New York, NY
March 27, 2018